Free Writing Prospectus

Dated December 14, 2017

Filed Pursuant to Rule 433

Registration Statement No. 333-215046

FOR ADDITIONAL INFORMATION

Investor Relations

David Lim

+1 844-632-1060

IR@univar.com

Univar Announces Sale of 10,000,000 Shares of Common Stock by Clayton, Dubilier & Rice LLC

DOWNERS GROVE, ILL. – December 14, 2017 – Univar Inc. (NYSE:UNVR) (“Univar”) announced today the sale of 10,000,000 shares of Univar’s common stock (representing approximately 7.1% of its issued and outstanding shares) by investment funds affiliated with Clayton, Dubilier & Rice LLC (“CD&R”), to Goldman Sachs & Co. LLC, as the sole underwriter in the registered public offering of those shares. CD&R will receive all of the net proceeds from this offering. No shares are being sold by Univar. Following the offering, CD&R will own 11,561,039 shares of Univar’s common stock.

A shelf registration statement (including a prospectus) for the offering to which this communication relates has previously been filed with the U.S. Securities and Exchange Commission and has become effective. Before you invest, you should read the prospectus in that registration statement and other documents Univar has filed with the SEC for more complete information about Univar and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement, when available, may be obtained from Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (212) 902-1171, facsimile: 212-902-9316, e-mail: Prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Univar Inc.

Founded in 1924, Univar is a global chemical and ingredients distributor and provider of value-added services, working with leading suppliers worldwide. Supported by a comprehensive team of sales and technical professionals with deep specialty and market expertise, Univar operates hundreds of distribution facilities throughout North America, Western Europe, Asia-Pacific and Latin America. Univar delivers tailored customer solutions through a broad product and services portfolio sustained by one of the most extensive industry distribution networks in the world.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “seek,” “comfortable with,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

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